Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

June 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:
Isabel Rivera
Pam Howell
Ameen Hamady
Kristina Marrone

Re:	STARRY SEA ACQUISITION CORP Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 11, 2025 CIK No. 0002059165

Dear Ms. Rivera, Ms. Howell, Mr. Hamady and Ms. Marrone,

On behalf of our client, STARRY SEA ACQUISITION CORP, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 21, 2025 (the “Comment Letter”), with respect to the Company’s draft registration statement on Form S-1 submitted confidentially with the Commission on March 5, 2025 (as amended on April 11, 2025, the “Draft Registration Statement”).

Concurrently with the transmission of this letter, the Company is publicly filing its registration statement on Form S-1 (the “Registration Statement”) with the Commission through EDGAR, which reflects the Company’s responses to the comments provided by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted April 11, 2025

Cover Page

1.	We note your revisions in response to prior comment 3 and re-issue the comment in part. Please revise your disclosure to specifically address the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China, and make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover page of the Registration Statement accordingly.

Prospectus Summary

Shareholder approval of, or tender offer in connection with, initial business combination, page 29

2.	We note your disclosure in response to prior comment 7. However, we continue to note disclosure throughout the prospectus that all shares purchased in or after this offering will be voted in favor of the business combination. Please revise your disclosure throughout the prospectus to note how such purchases will comply with Rule 14e-5.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 18, 24, 29, 55, 65, 117 and 143 and throughout the Registration Statement accordingly.

Risk Factors, page 42

3.	We note the disclosure on page 139 that in order to facilitate your initial business combination your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Please also revise the disclosure on page 18 regarding transfer restrictions for consistency.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 18 and added the risk factor disclosure on page 52 of the Registration Statement accordingly  .

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

If we were deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance . . ., page 56

4.	We note your response to prior comment 9 and re-issue the comment in part. Please revise your risk factor disclosure to state that you will update your disclosure if the facts and circumstances underlying your analysis change over time.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 57 of the Registration Statement accordingly.

Note 2 - Summary of Significant Accounting Policies, page F-9

5.	We note your response to prior comment 14. You identify formation and operating costs as a key measure of segment profit or loss reviewed by your CODM. However, it does not appear that this income statement line item represents a measure of segment profit or loss for purposes of ASC 280. Given that management has determined that the company only has one operating segment and that the CODM reviews the operating results for the company as a whole to make decisions about allocating resources and assessing financial performance, it appears that consolidated net income or loss would be the key measure of segment profit or loss reviewed by the CODM. Please revise your disclosure or tell us why you believe a revision is not necessary. Note that if the CODM uses more than one measure of segment profit or loss, the measure required to be disclosed shall be that which is determined in accordance with the measurement principles most consistent with those used measuring the corresponding amounts in the consolidated financial statements. Additional measures of segment profit or loss may be disclosed voluntarily. Refer to ASC 280-10-50-28A through 50-28C.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-14 of the Registration Statement accordingly.

6.	Please revise your segment disclosure to disclose significant segment expenses and other segment items for each reported measure of segment profit or loss. Refer to ASC 280-10-50-26A and 50-26B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-14 of the Registration Statement accordingly.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

Please do not hesitate to contact Jia Yan at 86 (021) 6137-7980 or jia.yan@pillsburylaw.com, or Tianze Ma at 86 (010) 8572-1117 or tianze.ma@pillsburylaw.com of Pillsbury Winthrop Shaw Pittman LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Pillsbury Winthrop Shaw Pittman LLP
Pillsbury Winthrop Shaw Pittman LLP

cc:	Yan Liang, Chief Executive Officer Kong Wai Yap, Chief Financial Officer

4